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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             RARE MEDIUM GROUP, INC.
                                (Name of Issuer)

                                  Common Stock,
                            Par Value $.01 Per Share
                         (Title of Class and Securities)

                                    449238203
                      (CUSIP Number of Class of Securities)

                               David Engvall, Esq.
                               Motient Corporation
                            10802 Parkridge Boulevard
                              Reston, VA 20191-5416
                                 (703) 758-6000


            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 14, 2001

             (Date of Event Which Requires Filing of This Statement)

       If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following: ( ) Check the following box if a fee is being paid with this Statement: ( )

                                  SCHEDULE 13D


--------------------------------------------------------------------------------
CUSIP No.  449238203                                              13D - Page 2
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------




1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Motient Corporation
           93-0976127
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a)|_|
                                                                         (b)|_|
--------------------------------------------------------------------------------

3          SEC USE ONLY
--------------------------------------------------------------------------------
4          SOURCE OF FUNDS           OO
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)   |_|
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------

                           7            SOLE VOTING POWER:                0
        NUMBER OF
          SHARES        --------------------------------------------------------
       BENEFICIALLY
         OWNED BY          8            SHARED VOTING POWER:     26,940,499*
           EACH
        REPORTING       --------------------------------------------------------
          PERSON
           WITH            9            SOLE DISPOSITIVE POWER:           0

                        --------------------------------------------------------

                          10            SHARED DISPOSITIVE POWER:         0
                        --------------------------------------------------------
11
           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           26,940,499*
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES     |_|
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           34.6%*
--------------------------------------------------------------------------------

14         TYPE OF REPORTING PERSON

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

*Of this amount, 14,231,001 shares relate to the Reporting Person's voting power over shars of the issuer's Series A convertible preferred stock, which votes on an as-converted basis with the issuer's common stock.

                                                                3 of 9

     This statement on Schedule 13d is being filed pursuant to Rule 13d-1 of the Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act") by Motient Corporation, a Delaware corporation ("Motient"), with respect to the common stock, par value $.01 per share (the "Common Stock") of Rare Medium Group, Inc., a Delaware corporation (the "Company").

Item 1.  Security and Issuer.
         -------------------

     This Schedule 13D relates to the Common Stock of the Company. The address of the principal executive office of the Company is 565 Fifth Avenue, 29th Floor, New York, New York 10017.

Item 2.  Identity and Background.
         -----------------------

     Pursuant to Rule 13d-l of Regulation 13D-G of the General Rules and Regulations under the Act, this statement is being filed on behalf of Motient Corporation, a corporation organized under the laws of the State of Delaware.

     Motient hereby disclaims beneficial ownership of any shares of the Common Stock which may be voted by Motient, and the filing of this statement shall not be construed as an admission that Motient is, for purposes of Section 13(d) of the Act, the beneficial owner of any such shares of Common Stock.

     Motient is a provider of wireless data, dispatch and voice communication services. The principal business address of Motient, which also serves as its principal executive office, is 10802 Parkridge Boulevard, Reston, VA 20191-5416. Information with respect to the executive officers and directors of Motient is set forth on Schedule I attached hereto.

     Neither Motient nor, to Motient's knowledge, any of its executive officers, controlling persons or directors, including, without limitation, the persons identified on Schedule I hereto, has, during the last five years, (i) ever been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     All persons listed on Schedule I hereto are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

     Pursuant to the Voting Agreements, dated as of May 14, 2001, (collectively, the "Rare Medium Stockholder Voting Agreements") between Motient and Apollo Investment Fund IV, L.P. ("Apollo Fund IV"), Motient and Apollo Overseas Partners IV, L.P.

                                                                4 of 9


     ("Apollo Overseas") and Motient and AIF IV/RRRR L.L.C. ("AIF IV") (Apollo Fund IV, Apollo Overseas and AIF IV are referred to collectively as the "Rare Medium Stockholders"), the Rare Medium Stockholders have agreed to vote all shares of Company Common Stock and the Series A Convertible Preferred Stock of the Company (the "Preferred Stock") to which they have has a right to vote, in favor of the transactions contemplated by the Agreement and Plan of Merger, dated as of May 14, 2001, by and among Motient, a wholly owned subsidiary of Motient (the "Merger Sub") and the Company, as amended (the "Merger Agreement"). The Rare Medium Stockholders have delivered to Motient, or caused to be delivered to Motient, irrevocable proxies to vote all of the Common Stock and Preferred Stock in favor of the approval and adoption of the Merger Agreement and the approval of the merger contemplated thereby, and in favor of each of the other actions contemplated by the Merger Agreement. As of May 14, 2001, to Motient's knowledge, the Rare Medium Stockholders had the right to vote the shares set forth below:

Rare Medium Stockholder

Stockholder                 Common Shares                 Preferred Shares
------------                -------------                 ----------------
Apollo Fund IV               9,733,445                        762,909
Apollo Overseas                522,009                         40,913
AIF IV                       2,454,045                        192,346

--------------------------------------------------------------------------------

In addition, to Motient's knowledge, the Rare Medium Stockholders have the right to acquire an additional 12,991,501 shares of common stock pursuant to the exercise of warrants. However, the Rare Medium Stockholders have agreed not to exercise such warrants under the terms of the Rare Medium Stockholder Voting Agreements.

Item 4.  Purpose of Transaction.
         ----------------------

     (a)-(b) The Rare Medium Stockholder Voting Agreements were entered into in connection with the Merger Agreement. The purpose of entering into the Rare
Medium Stockholder Voting Agreements was to facilitate consummation of the merger of a wholly owned subsidiary of Motient with and into the Company (the "Merger") and the other transactions contemplated by the Merger Agreement.

     Pursuant to the terms of the Merger Agreement and upon consummation of the Merger, among other things:

               (i) Each share of Common Stock outstanding immediately prior to the effective time of the Merger (the "Effective Time") will be exchanged for 0.1 share of a new series of Motient preferred stock ("Motient Series A Preferred Stock"). As a result of the Merger, the Company will become a wholly owned subsidiary of Motient.

               (ii) At the closing of the Merger, the Rare Medium Stockholders will purchase outstanding commitments, and will replace Baron Capital Partners, L.P. and Singapore Telecommunications Ltd. as guarantors, under Motient's revolving credit facility. The purchase price of these outstanding loans and commitments is approximately $13 million, and the Rare Medium Stockholders will receive an offsetting cash payment in that amount at the close of the merger.

                                                                5 of 9

               (iii) All shares of Preferred Stock, at the Effective Time, will then be exchanged for nine million shares of common stock of XM Satellite Radio Holdings Inc. (the "XM Shares") owned by Motient, and a note (the "Deficiency Note") from Motient with an aggregate principal amount equal to the difference, if any, between $115 million and the sum of (x) the market value of the XM Shares at the Effective Time and (y) the purchase price of the loans and commitments described in (ii) above.

               (iv) Each outstanding and unexercised option to purchase Common Stock under the Company's stock option plans (a "Company Option") will be replaced by an option to purchase the number of shares of Motient Series A Preferred Stock equal to the product of (a) one-tenth and (b) the number of shares of Common Stock subject to such Company Option, at an exercise price per share equal to (x) the product of the shares of Common Stock subject to such Company Option and the exercise price per share of such Company Option, divided by (y) the number of shares of Motient Series A Preferred Stock deemed to be purchasable pursuant to such Company Option.

               (v) Each outstanding warrant to purchase Common Stock (a "Company Warrant") will become a warrant to purchase the number of shares of Motient non-voting preferred stock ("Motient Non-Voting Preferred Stock") equal to the product of (a) one-tenth and (b) the number of shares of Common Stock subject to such Company Warrant, at an exercise price per share equal to (x) the product of the shares of Company Common Stock subject to such Company Warrant and the exercise price per share of such Company Warrant, divided by (y) the number of shares of Motient Non-Voting Preferred Stock deemed to be purchasable pursuant to such Company Warrant. The terms of the Motient Series A Preferred Stock and Motient Non-Voting Preferred Stock will be identical except that Motient Non-Voting Preferred Stock will have no voting rights and the Motient Non-Voting Preferred Stock is convertible into Motient Voting Preferred Stock if transferred to a person or entity that is not an affiliate of Apollo Management, L.P.

                         (c) Except as contemplated in connection with the Merger, not applicable.

                         (d) Upon the completion of the Merger, the directors of
                    the Company shall consist of the directors of the Merger Sub immediately prior to the completion of the Merger and the officers of the Company shall consist of the officers of the Company immediately prior to completion of the Merger.

                         (e) Other than as a result of the Merger  described  in
                    Item 4(a)-(b) above, not applicable.

                         (f) Except as contemplated in connection with the Merger, not applicable.

                         (g) Upon  completion of the Merger,  the certificate of
                    incorporation of the Company will be amended and restated to read as nearly as practicable the same as the certificate of incorporation of the Merger Sub, except that the name of the surviving corporation shall be "Rare Medium Group, Inc."

                                                                6 of 9

                         (h)-(i) If the Merger is completed as planned, the Common Stock shall be deregistered under the Securities Act of 1934 and delisted from The Nasdaq Stock Market's National Market.

                         (j) Except as contemplated in connection with the Merger, not applicable.

     The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which has been filed as an exhibit to this Schedule 13D and is incorporated herein by reference.



Item 5.  Interest in the Securities of the Issuer.
         ----------------------------------------


     The aggregate number of shares of the Common Stock that Motient may be deemed to share the power to vote or to direct the vote of (and as a result, may, under Rule 13d-3 under the Act, be deemed the beneficial owner of) is 26,940,499, which constitutes approximately 34.6% of the 63,667,797 shares of such Common Stock outstanding as of May 10, 2001, as disclosed in the Company's Quarterly Report on Form 10-Q dated May 15, 2001 for the quarter ended March 31, 2001 giving effect to the vote on an as-converted basis of the 996,171 shares of Preferred Stock Motient has the power to vote as well as the 14.2857:1 Common Stock to Preferred Stock conversion ratio. However, Motient disclaims beneficial ownership of such shares of Common Stock.

     Other than with respect to the voting rights described in response to Item 3 above and Item 6 below, Motient possesses no powers, rights or privileges with respect to the Common Stock. All other powers, rights and privileges with respect to the Common Stock remain with the Rare Medium Preferred Stockholders, including the right to vote on all matters unrelated to the Merger, as well as the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, such securities.

     To Motient's knowledge, none of the persons listed on Schedule I hereto beneficially own any shares of Common Stock.

     Except as described herein, neither Motient nor, to Motient's knowledge, the persons listed on Schedule I hereto, have engaged, within the last sixty
(60) days, in any transactions involving the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
                  -------------------------------------------------------------

     Other than the Rare Medium Stockholder Voting Agreements, the proxies granted pursuant thereto and the Merger Agreement (described in Item 4), there are no contracts, understandings, or relationships (legal or otherwise) between

                                                                    7 of 9


the persons named in Item 2 hereof and any other person or persons with respect to any securities of the Company, including but not limited to transfer or voting of any of the Common Stock or Preferred Stock, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

     Under the terms and conditions of the Rare Medium Stockholder Voting Agreements, the Rare Medium Stockholders have agreed to not: (a) directly or indirectly sell, transfer, pledge, encumber (other than by operation of law), assign or otherwise dispose of (collectively, "Transfer"), or enter into any contract, option or other arrangement or understanding with respect to the Transfer of any of the shares of Common Stock or Preferred Stock (the "Shares"), except to the extent (i) such Transfer is approved in advance in writing by Motient or (ii) the transferee of the Shares, prior to and as a condition to such Transfer, executes and delivers to Motient an agreement in substantially the form of the Rare Medium Stockholder Voting Agreements; (b) grant any proxies, deposit any Shares into a voting trust or enter into a voting agreement with respect to any Shares; or (c) take any action which would have the effect of preventing or inhibiting the Rare Medium Stockholders from performing their obligations under the Rare Medium Stockholder Voting Agreements.

     Furthermore, under the terms and conditions of the Rare Medium Stockholder Voting Agreements, the Rare Medium Stockholders have agreed that they shall not directly or indirectly, and shall direct and use their best efforts to cause the Company, each subsidiary of the Company and the representatives of the Company and its subsidiaries not to: (a) initiate, solicit or encourage (including by way of furnishing information or assistance), or take any other action to facilitate, any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Competing Transaction (as defined in the Merger Agreement) for the Company, or (b) enter into or participate in any discussions or negotiations with any person regarding a Competing Transaction for the Company, or furnish to any person any information regarding a Competing Transaction for the Company, or take any other action to facilitate or cooperate with the making of any inquiry or proposal regarding a Competing Transaction for the Company; or (c) agree to approve or endorse any Competing Transaction for the Company. The Rare Medium Stockholders have also agreed to vote against any Competing Transaction.

                                                                8 of 9

     Furthermore, the Rare Medium Stockholders agreed that during the term of each of the Rare Medium Stockholders Voting Agreements, the Rare Medium Stockholders shall not (i) convert or otherwise exchange any shares of Preferred Stock held by any Rare Medium Stockholder (and any shares which are acquired subsequent to May 14, 2001) into shares of Common Stock, (ii) exercise their rights to purchase shares of Common Stock pursuant to any warrants to purchase Common Stock held by any Rare Medium Stockholder (and any such warrants acquired subsequent to May 14, 2001) or (iii) purchase or otherwise acquire any shares of Common Stock.

     Furthermore, the Rare Medium Stockholders agreed that, during the term of the Rare Medium Stockholder Voting Agreements, they would not exercise any of their rights under Section 5 (Optional Redemption) of Article Four of the restated certificate of Incorporation of the Company, including, without limitation, their right to elect that the Company redeem shares of Preferred Stock for cash in the event of a change of control.

     Furthermore, the Rare Medium Stockholders acknowledged and agreed that the Company Warrants (as defined in the Merger Agreement) held by each Rare Medium Stockholder shall be assumed by Motient and become warrants to purchase Motient's Series A Non-Voting Preferred Stock in accordance with Section 2.05 of the Merger Agreement. The Rare Medium Stockholders acknowledged the obligations of the New Lenders (as defined in the Merger Agreement) under Section 2.06 of the Merger Agreement, and subject to the terms and conditions set forth in the Merger Agreement, the Rare Medium Stockholders agreed to perform, or cause their affiliates or designees to perform, as the case may be, the obligations of the New Lenders under Section 2.06 of the Merger Agreement.

     The foregoing descriptions of the Rare Medium Stockholder Voting Agreements do not purport to be complete and are qualified in their entirety by reference to the Rare Medium Stockholder Voting Agreements, a copy of each of which has been filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

Exhibit 1 Agreement and Plan of Merger, dated as of May 14, 2001, by and among Motient, Merger Sub and the Company.*

Exhibit 2 Voting Agreement, dated as of May 14, 2001, between Motient and Apollo Investment Fund IV, L.P.

Exhibit 3 Voting Agreement, dated as of May 14, 2001, between Motient and Apollo Overseas Partners IV, L.P.

Exhibit 4 Voting Agreement, dated as of May 14, 2001, between Motient and AIF IV/RRRR L.L.C.


*Incorporated by reference to the Form 8-K/A filed by Motient on May 15, 2001

                                                                9 of 9

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 24, 2001


                                          MOTIENT CORPORATION


                              By: /s/David H. Engvall
                                 -----------------------------------------------
                                 Name:   David H. Engvall
                                 Title:  Vice President and General Counsel

                                      Schedule I

DIRECTORS OF MOTIENT

                                          Present Principal
Name and Business Address                 Occupation or Employment
-------------------------                 ------------------------

Billy J. Parrott                          President and Chief Executive Officer,
Antifire, Inc.                            Antifire, Inc.
276 Fifth Avenue
Suite 301
New York, NY  10001

Gary M. Parsons                           Chairman of the Board of Directors,
Motient Corporation                       Motient Corporation
10802 Parkridge Boulevard
Reston, VA 20191

Walter V. Purnell, Jr.                    President and Chief Executive Officer,
Motient Corporation                       Motient Corporation
10802 Parkridge Boulevard
Reston, VA  20191

Andrew A. Quartner                        Corporate Counsel,
XO Communications, Inc.                   XO Communications, Inc.
1730 Rhode Island Avenue, N.W.

Jack A. Shaw                              Senior Executive Vice President,
Hughes Electronics Corporation            Hughes Electronics Corporation
200 N. Sepulveda Boulevard
El Segundo, CA  90024

Jonelle St. John                          Director
40653 Shady Creek Court
Leesburg, Virginia  20175

EXECUTIVE OFFICERS OF MOTIENT

Name and Business Address             Present Principal Occupation or Employment
(all business addresses are:          (all with Motient Corporation)
----------------------------          ------------------------------------------
Motient Corporation
10802 Parkridge Boulevard
Reston, VA  20191)

David H. Engvall                      Vice President and General Counsel

Dennis W. Matheson                    Senior Vice President and
                                      Chief Technical Officer

Gary M. Parsons                       Chairman of the Board

Walter V. Purnell, Jr.                President and Chief Executive Officer

W. Bartlett Snell                     Senior Vice President and
                                      Chief Financial Officer